SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 16 November 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

November 16, 2009

APPRAISAL WELL CONFIRMS WESTERN EXTENSION OF
THE
KASKIDA FIELD IN THE
GULF OF MEXICO

BP
today
confirmed that an appraisal well to test a western extension of the Kaskida field has confirmed oi
l in Lower Tertiary reservoirs five
 miles to the west of the
Kaskida
discovery well. The well, drilled to a total depth of 32,500 feet, is located in
Keathley Canyon block 291
in 5,675 feet of water and
 250 miles southwest of
New Orleans
.

Appraisal activities will continue with a WATS
 (wide azimuth towed streamer)
 seismic acquisition survey in early 2010 and a well test in 2011.

"
This well builds on the success of our recent Tiber discovery to further strengthen BP's leading position in the emerging Lower Tertiary play in the US Gulf of Mexico
,
" said Andy Inglis, chief executive, Exploration and Production,  "and supports the continuing growth of our deepwater Gulf of Mexico business into the second half of the next decade."

Kaskida is operated by BP, with a 70 per cent working interest
,
 with co-owner Devon
 (30 per cent)
.

Further information
:

David Nicholas, BP press o
ffice
,
London
:
+44
 (0)20 7496 4708
Daren Beaudo, BP
 press office,
Houston
:
+1
281

366

8346

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 16 November 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary